September 18, 2019

Keith A. Woodward
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440

       Re: Tennant Company
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 28, 2019
           File No. 1-16191

Dear Mr. Woodward:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction